


05040177 COMMISSION
...0549

VF 4-28-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
APR 19 2005
PROCESSING

SEC FILE NUMBER
8- 50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURORA FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 S. GESSNER, SUITE 200
(No. and Street)

HOUSTON (City) TEXAS (State) 77063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HAYDEN 713-914-9193
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS, LIGON & RODRIGUEZ
(Name – *if individual, state last, first, middle name*)

12603 SOUTHWEST FREEWAY, SUITE 420 (Address) STAFFORD (City), TX (State) 77477-3809 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID ALAN HAYDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURORA FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MELISSA UTSLER
MY COMMISSION EXPIRES
JUNE 19, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA FINANCIAL SERVICES, L. L. C.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS



Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

12603 Southwest Freeway, Suite 420
Stafford, Texas 77477-3809
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

Independent Auditors' Report

Aurora Financial Services, L. L. C.
Houston, Texas

We have audited the accompanying statement of financial condition of Aurora Financial Services, L. L. C. as of December 31, 2004, and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Financial Services, L. L. C. as of December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Ligon & Rodriguez

Morris, Ligon & Rodriguez

Stafford, Texas
February 23, 2005

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash (Notes 2 and 3)	$ 23,268
OTHER ASSETS:	
Membership fee in National Association of Security Dealers	3,000
Deposit with National Association of Security Dealers	525
Total other assets	3,525
TOTAL	$ 26,793

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable - payroll taxes	$ 1,054
MEMBER'S EQUITY	25,739
TOTAL	26,793

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 86,763
Other	1,057
Total revenues	87,820
EXPENSES:	
Commissions and consulting	4,560
Office expenses	2,698
Salaries and payroll taxes	38,308
Professional fees	4,950
Regulatory fees	10,322
Rent	5,156
Telephone	2,850
Other	2,234
Total expenses	71,078
NET INCOME	$ 16,742

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

BEGINNING BALANCE, JANUARY 1, 2004	$	10,359
NET INCOME		16,742
DISTRIBUTION TO MEMBER		(1,362)
ENDING BALANCE, DECEMBER 31, 2004		25,739

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

BEGINNING BALANCE, JANUARY 1, 2004	$ - 0 -
Increases	- 0 -
Decreases	- 0 -
ENDING BALANCE, DECEMBER 31, 2004	- 0 -

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 16,742
Changes in operating assets and liabilities:	
Increase in operating assets:	
Other assets	(525)
Increase in operating liabilities:	
Accounts payable	1,054
	17,271
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to member	(1,362)
INCREASE IN CASH	15,909
CASH - BEGINNING OF YEAR	7,359
CASH - END OF YEAR	$ 23,268

See notes to financial statements

AURORA FINANCIAL SERVICES, L. L. C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. Nature of Business and Significant Accounting Policies

Nature of Business

Aurora Financial Services, L.L.C. is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that the Company promptly transmitt all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers. The Company is a Texas Limited Liability Company.

Cash

Cash includes demand deposit accounts.

Income and Expense Recognition

Income and expenses are recognized using the accrual method of accounting with income recognized as earned and expenses recognized when incurred.

Income Taxes

The Company is a single member Texas Limited Liability Company which is a disregarded entity for federal income tax purposes. As a result, the income and expenses of the Company are reported in the individual income tax return of the member. Accordingly, no provision for income taxes has been made in the financial statements.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

2. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital of $22,214 and net capital requirements of $5,000. The Company's ration of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

3. Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities.

4. Concentrations of Credit Risk

The Company maintains cash balances in two financial institutions located in Houston, Texas. The accounts are insured up to $100,000 at each institution by the Federal Deposit Insurance Corporation.

Schedule I

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 25,739
Add:	
Liabilities subordinated to claims of general creditors	- 0 -
Total capital and allowable subordinated liabilites	25,739
Deductions and/or charges:	
Nonallowable assets from Statement of Financial Condition:	
Membership fees and deposits	3,525
Net capital before haircuts on securities positions	22,214
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	- 0 -
Net capital	$ 22,214

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 70
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirements)	$ 5,000
Net capital in excess of required minimum	$ 17,214
Excess net capital at 1000%	$ 22,108
Ratio: Aggregate indebtedness to net capital	.05 to 1

AGGREGATE INDEBTEDNESS

Liabilities included in the Statement of Financial Condition	$ 1,054
Other liabilities	- 0 -
Total aggregate indebtedness	$ 1,054

Schedule II

AURORA FINANCIAL SERVICES, L. L. C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), which provides that the Company promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers.



Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

12603 Southwest Freeway, Suite 420
Stafford, Texas 77477-3809
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Aurora Financial Services, L. L. C.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental information of Aurora Financial Services, L. L. C. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate of material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris, Ligon & Rodriguez



Stafford, Texas
February 23, 2005